Exhibit 99.1

Pioneering AI Inference Acceleration Provider Selects
Silicom’s Inference-Specific Solution

- Customer placed initial orders to facilitate its PoC efforts targeting mainly Tier-1 hyperscalers, scheduled for H2/2026 –

KFAR SAVA, Israel, May 5, 2026 – Silicom Ltd. (NASDAQ: SILC), a leading provider of networking and data infrastructure solutions, today announced that one of the AI infrastructure challengers has selected its high-performance, inference-specific solution for deployment as part of its Proof of Concept (PoC) efforts targeting mainly Tier-1 hyperscalers. The PoC is scheduled for the second half of 2026. To support this, the customer has placed initial orders for delivery in the first half of 2026. Upon successful completion of the PoC, the customer anticipates transitioning to an initial full-scale deployment requiring tens of thousands of Silicom units, each carrying a multi-thousand-dollar Average Selling Price (ASP).

This milestone underscores the exceptionally fast progress Silicom is making in the rapidly expanding AI inference market. By leveraging an adaptable architecture of advanced FPGAs and high-performance COTS networking chips, Silicom's solutions help AI hardware developers overcome the "latency wall" and mitigate "hardware lottery" risks. Demonstrating growing market traction, the Company has now secured orders from two of the world's most promising AI compute contenders for two distinct inference products, alongside a recent order to develop and deliver a new, third inference-specific product.

"We are witnessing a tectonic shift from capital-intensive AI training buildouts to massive, global inference deployments, which will soon represent the vast majority of AI compute spend," said Liron Eizenman, Silicom’s CEO. "As query volumes scale exponentially, traditional general-purpose GPUs are no longer the most scalable path for pure inference. The industry is shifting toward purpose-built architectures that deliver significantly lower total cost of ownership per token, superior energy efficiency, and optimized performance.”

“These early strategic engagements validate our technological edge,” concluded Mr. Eizenman. “We view our rapid progress in this high-growth sector as a potential game changer for Silicom, and successfully capitalizing on this generational shift could significantly enhance our long-term growth trajectory.”

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About Silicom
Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements within the meaning of applicable securities laws which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements.

These factors include, but are not limited to, Silicom’s  dependence for substantial revenue growth on a limited number of customers, industry trends affecting networking and data center infrastructure, including the migration to cloud architectures, disaggregation of networking systems and the separation of hardware and software solutions; the pace of adoption of emerging technologies such as artificial intelligence inference infrastructure; the timing and extent of market adoption of Silicom’s new products and of new Design Wins achieved by Silicom; fluctuations in customer purchasing cycles and the timing of customer deployments; protection of intellectual property, changes in exchange rates; and the wars in Gaza, Lebanon and with Iran, as well as the war in the Ukraine, and existing and potential disruptions to global shipping routes such as the Straits of Hormuz and the Red Sea.

Further information about the company’s businesses, including information about factors that could materially affect Silicom’s results of operations and financial condition, are discussed in our Annual Report on Form 20-F and other documents filed by Silicom and that may be subsequently filed by the company from time to time with the SEC. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “expect,” “should,” “believe,” “anticipate” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by Silicom that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com